Press release

ARCELOR MITTAL REPORTS THIRD QUARTER 2006 RESULTS

- (PRO FORMA)

November 6, 2006 – Mittal Steel Company N.V. (“Arcelor Mittal”, “Mittal Steel” or “the Company”) (New York: MT; Amsterdam: MT; Madrid: MTS; Paris: MTP; Brussels: MTBL; Luxembourg: MT), the world’s largest and most global steel company, today announced results for the three and nine months ended September 30, 2006.

Q3 Highlights (on the basis of IFRS, amounts US$ and Euros1):

•	Strong pro forma results ahead of guidance

•	Pro forma EBITDA of US$4.4 billion, up 24% over Q2 2006

•	Integration progressing as planned

•	Guidance for the full year confirmed

(US dollars in millions except earnings per share and shipments data)

	US Dollars
Pro forma results	Q3 2006	Q2 2006	9M 2006
Shipments (Million MT)[2]	26.9	29.1	83.8
Sales	22,069	22,430	65,373
EBITDA [3]	4,354	3,500	11,154
Operating income	3,444	2,633	8,581
Net income	2,182	1,817	5,602
Basic Earnings Per Share ($)	1.58	1.31	4.05

(Euros in millions except earnings per share and shipments data)

	Euros[1]
Pro forma results	Q3 2006	Q2 2006	9M 2006
Shipments (Million MT)[2]	26.9	29.1	83.8
Sales	17,312	17,837	52,517
EBITDA [3]	3,415	2,783	8,960
Operating income	2,702	2,094	6,893
Net income	1,712	1,445	4,500
Basic Earnings Per Share (€)	1.24	1.04	3.25
1)	US Dollars have been translated into Euros for convenience using an average exchange rate of (USD/Euro) of 1.2748, 1.2575 and 1.2448 for Q3 2006, Q2 2006 and 9M 2006, respectively.
2)	Some intercompany shipments are not eliminated
3)	EBITDA is operating income plus depreciation

Commenting, Aditya Mittal, CFO Arcelor Mittal, said:

“I am pleased to report a strong performance in Q3 2006 for Arcelor Mittal, with EBITDA above guidance. The anticipated low seasonal volume was offset by a strong rise in steel prices. Meanwhile integration is progressing well, with expected synergies now validated bottom-up. Looking ahead, we are on track to deliver guidance for the full year.”

THIRD QUARTER 2006 EARNINGS ANALYST CONFERENCE CALL

Arcelor Mittal management will host a conference call for members of the investment community to discuss the third quarter 2006 financial performance of Arcelor Mittal at 9:30am New York time / 2.30pm London time / 3.30pm CET on Monday, November 6th 2006. The conference call will include a brief question and answer session with senior management. The conference call information is as follows:

Dial in access numbers will be the following:

International:  + 44 (0)207 0705 579

UK:  0207 0705 579

USA:  +1 866 4327 186

A replay of the conference call will be available for one week by dialing (access code 069434#):

International:  + 44 (0)208 196 1998

UK:  0208 196 1998

USA:  +1 866 583 1035

The presentation will be live video webcasted on www.arcelor.com and www.mittalsteel.com

THIRD QUARTER 2006 MEDIA CONFERENCE CALL

Additionally, Arcelor Mittal will host a conference call for media today at:

Date: Monday, November 6th 2006

Time: 6:30 am New York Time / 11:30 am London Time / 12:30 pm CET

The dial in number:

International number:    +44 20 8322 2638

UK:  0208 3222 638

USA:  +1 866 432 7175

Replay Numbers:

International number:    +44 20 8196 1998

UK:  0208 196 1998

USA:  +1 866 583 1035

Access Code for each language on the replay:

English 634819#

Spanish 634471#

French 465126#

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V. including Arcelor S.A. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Arcelor Mittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Mittal Steel’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the Securities and Exchange Commission (“SEC”) made or to be made by Mittal Steel, including (in the latter case) on Form 20-F. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

The request for registration of the offer (the “Offer”) by Mittal Steel Company N.V. for the shares of Arcelor Brasil S.A. is subject to analysis and approval by the Brazilian Comissão de Valores Mobiliários (the “CVM”) and its features are subject to adjustment until such registration is obtained. This document constitutes neither an offer to acquire Arcelor Brasil S.A. securities nor an offer of securities in any jurisdiction. In particular, this document does not constitute an offer of securities for distribution or sale in the United States. Securities may not be offered, sold or distributed in the United States absent registration or an exemption from registration under the U.S Securities Act of 1933. Arcelor Mittal does not intend to register securities or conduct a public offering in the United States. Any offer that is made will be made to all holders of shares of Arcelor Brasil S.A. located in Brazil. In addition, holders of shares of Arcelor Brasil S.A. located outside of Brazil would only be allowed to participate in the Offer if such holders are permitted to do so under the laws and regulations of the jurisdiction in which they are located.

For further information, visit our web site: www.arcelormittal.com, or call:

ENQUIRIES:

Contact at Arcelor Mittal’s Investor Relations
Continental Europe	+352 4792 2414
UK/Asia/Africa	+44 207 543 1172
Americas	+1 312 899 3569
Retail	+352 4792 2434
SRI	+352 4792 2902
Contact at Arcelor Mittal’s Communication
Media Contacts
E-mail: press@arcelormittal.com
Phone: +352 4792 5000

Arcelor Mittal Corporate Communications		Agencies
UK
Philip Gawith / Lydia Pretzlik
Nicola Davidson	+44 207 543 1162 / 1172	Maitland Consultancy	+44 20 7379 5151

Luc Scheer	+352 4792 2360	France
Tiphaine Hecketsweiler
Jean Lasar:	+352 4792 2359	Image 7	+33 1 5370 7470
Spain
		Keith Grant	+34 915 765 250
Spain
Ignacio Agreda	+34 94 489 4162	Brazil
		Paolo Andreoli	+55 11 31 69 9302
Oscar Fleites	+34 98 512 60 29	Gustavo Graça
		Andreoli Manning Selvage & Lee	+55 11 3169 9312

France		US
Sandra Luneau	+33 1 71 92 00 58	Gillian Angstadt
		Abernathy MacGregor	+1 212 371 5999

ARCELOR MITTAL REPORTS THIRD QUARTER 2006 RESULTS – (PRO

FORMA)

Arcelor Mittal, the world’s largest and most global steel company, today announced key pro forma information, for the three and nine months ended September 30, 2006.

The pro forma information reflects the combined business plus certain pro forma adjustments as if the acquisitions of Arcelor and its subsidiaries had taken place at the beginning of the period presented.

Purchase price allocation

The Company is in the process of allocating the purchase price for its acquisition of Arcelor. It should be noted that all of the purchase price allocation adjustments made and reflected in the Company’s September 30, 2006, financials are still preliminary and could materially change as a result of the finalization of the purchase price allocation process (see appendix 3). It is expected that this allocation will be finalized in Q1 2007.

The Company recorded the following preliminary adjustments:

Inventory

Inventory has increased by $715 million as of the acquisition date (August 1, 2006) of which $525 million has been expensed ($310 million net of tax and minority interest) as of September 30, 2006. The pro forma income statement excludes the effects of this adjustment. While the Company has analyzed most of its inventory, additional analysis may result in further adjustments in future periods.

Tangible fixed assets

The Company is being assisted by an independent appraisal firm in valuing the tangible fixed assets acquired and assessing the remaining useful lives of these assets. Based on the work done to date, the Company has increased the tangible fixed assets acquired by $11.5 billion. The Company has also assessed the remaining useful lives of these assets and concluded that the assets acquired have a longer average remaining useful life then previously estimated by Arcelor. The Company therefore estimates, on a preliminary basis, the annual additional depreciation charge at $60 million.

Employee benefits

Preliminary actuarial calculations (present value calculations) of the employee benefit obligations of Arcelor as of the acquisition date have been performed. These calculations indicate that the employee benefit obligations as previously recognized by Arcelor, will be increased by $125 million.

Goodwill

As a result of the above preliminary purchase price allocation adjustments the Company currently estimates the goodwill for the acquisition of Arcelor at $6.7 billion. This amount is still preliminary and could materially change as a result of the finalization of the purchase price allocation process, including the refinement of the preliminary adjustments above. It is expected that this allocation will be finalized in Q1 2007.

Pro forma results

Arcelor Mittal pro forma net income for the three months ended September 30, 2006, was $2.2 billion or $1.58 per share, as compared with pro forma net income of $1.8 billion or $1.31 per share for the three months ended June 30, 2006.

Pro forma sales and operating income for the three months ended September 30, 2006, were $22.1 billion and $3.4 billion, respectively, as compared with $22.4 billion and $2.6 billion, respectively, for the three months ended June 30, 2006.

Total steel shipments for the three months ended September 30, 2006, were 26.9 million metric tonnes as compared with 29.1 million metric tonnes for the three months ended June 30, 2006.

Pro forma depreciation for the three months ended September 30, 2006, increased to $910 million as compared with $867 million for the three months ended June 30, 2006.

Pro forma net financing costs for the three months ended September 30, 2006, increased to $352 million as compared with $299 million for the three months ended June 30, 2006, primarily due to foreign exchange movements.

Pro forma income tax expense for the three months ended September 30, 2006, amounted to $669 million as compared with $310 million for the three months ended June 30, 2006. The effective tax rate for the three months ended September 30, 2006, was 20.4% as compared with 12.7% for three months ended June 30, 2006.

Analysis of operations

Arcelor Mittal has determined to report its operations in six operating segments. These segments include Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia Africa and CIS (AACIS), Stainless Steel, AM3S (trading and distribution). These segments will be the basis for the analysis the Company will present in the future.

Flat Carbon Americas

Total steel shipments in the Flat Carbon Americas segment were 7.4 million metric tonnes in the three months ended September 30, 2006, as compared with 8.0 million metric tonnes for the three months ended June 30, 2006.

Pro forma sales were lower at $5.4 billion for the three months ended September 30, 2006, as compared with $5.6 billion for the three months ended June 30, 2006.

Pro forma operating income at $0.8 billion for the three months ended September 30, 2006, was higher as compared with $0.5 billion for the three months ended June 30, 2006.

Increased performance primarily due to price increases, partly offset by volume reductions.

Flat Carbon Europe

Total steel shipments in the Flat Carbon Europe segment were 7.7 million metric tonnes in the three months ended September 30, 2006, as compared with 8.5 million metric tonnes for the three months ended June 30, 2006.

Pro forma sales were lower at $6.5 billion for the three months ended September 30, 2006, as compared with $6.9 billion for the three months ended June 30, 2006.

Pro forma operating income for the three months ended September 30, 2006 remained flat at $0.7 billion as compared with the three months ended June 30, 2006.

Results for the three months ended September 30, 2006 remain essentially flat as compared to three months ended June 30, 2006. Volume losses primarily due to summer slowdown were compensated by increasing prices, particularly in the spot market.

Long Carbon Americas and Europe

Total steel shipments in the Long Carbon Americas and Europe segment were 6.0 million metric tonnes in the three months ended September 30, 2006, as compared with 6.5 million metric tonnes for the three months ended June 30, 2006.

Pro forma sales were lower at $4.2 billion for the three months ended September 30, 2006, as compared with $4.4 billion for the three months ended June 30, 2006.

Pro forma operating income was higher at $0.8 billion for the three months ended September 30, 2006, as compared with $0.7 billion for the three months ended June 30, 2006.

Operating performance improved in the three months ended September 30, 2006, as compared with the three months ended June 30, 2006, driven by strong sales prices, partly offset by reduced volumes and increased costs.

Asia Africa and CIS (“AACIS”)

Total steel shipments in the AACIS segment were 5.4 million metric tonnes for the three months ended September 30, 2006, as compared with 5.5 million metric tonnes for the three months ended June 30, 2006.

Pro forma sales were higher at $3.8 billion for the three months ended September 30, 2006, as compared with $3.6 billion for the three months ended June 30, 2006.

Pro forma operating income was higher at $0.8 billion for the three months ended September 30, 2006, as compared with $0.6 billion for the three months ended June 30, 2006.

Operating performance for three months ended September 30, 2006 exceeded the three months ended June 30, 2006, primarily on the back of strong prices.

Stainless Steel

Total steel shipments in the Stainless Steel segment were 0.5 million metric tonnes in the three months ended September 30, 2006, as compared with 0.6 million metric tonnes for the three months ended June 30, 2006.

Pro forma sales remained flat at $1.7 billion for the three months ended September 30, 2006, as compared with the three months ended June 30, 2006.

Pro forma operating income was higher at $0.2 billion for the three months ended September 30, 2006, as compared with $0.1 billion for the three months ended June 30, 2006.

Increase in results for the three months ended September 30, 2006, as compared to the three months ended June 30, 2006, mostly driven by strong price increases, partly offset by increasing costs and reducing volumes.

AM3S

Total steel shipments in the AM3S segment were 3.2 million metric tonnes in the three months ended September 30, 2006, as compared with 3.8 million metric tonnes for the three months ended June 30, 2006.

Pro forma sales in the AM3S segment were $2.9 billion in the three months ended September 30, 2006, as compared with $3.0 billion for the three months ended June 30, 2006.

Pro forma operating income was $0.2 billion for the three months ended September 30, 2006, as compared with $0.1 billion for the three months ended June 30, 2006.

Improvement on results for the three months ended September 30, 2006, as compared with the three months ended June 30, 2006, was primarily due to a favorable price-cost squeeze.

Liquidity and Capital Resources

The liquidity position of the Company remains stable. As of September 30, 2006, the Company’s cash and cash equivalents including restricted cash were $5.9 billion. The net debt, which includes long-term debt plus short-term debt less cash and cash equivalents, short-term investments and restricted cash, was reduced by $0.5 billion to $22.7 billion as compared to June 30, 2006.

In addition, the Company, including its operating subsidiaries, had available borrowing capacity of $5.9 billion at September 30, 2006.

Outlook for fourth quarter 2006 and full year 2006

Due to planned production cut-backs in European and American operations, the Company expects fourth quarter EBITDA to be below third quarter levels. The Company expects full year pro forma EBITDA to be in line with expectations at between $15.2 billion to $15.4 billion.

MITTAL STEEL COMPANY N.V. CONSOLIDATED BALANCE SHEETS -

ACTUAL AND PRO FORMA BASIS

Balance sheets In millions of US dollars	ACTUAL September 30, 2006	PRO FORMA June 30, 2006
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$ 5,732	$ 5,336
Restricted cash	131	1,054
Short-term investments	14	14
Trade accounts receivable – (net)	9,545	9,272
Inventories	18,543	17,163
Prepaid expenses and other current assets	3,699	3,823
Total Current Assets	37,664	36,662

Goodwill and intangible assets	10,574	10,552
Property, plant and equipment	52,849	53,296
Investments in affiliates and joint ventures	3,464	3,682

Deferred tax assets	2,339	2,456
Other assets	2,233	1,003
Total Assets	$ 109,123	$ 107,651

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Payable to banks and current portion of long-term debt	$2,965	$3,788

Trade accounts payable	9,926	9,827
Accrued expenses and other current liabilities	7,471	7,545

Total Current Liabilities	20,362	21,160

Long-term debt, net of current portion	25,649	25,849
Deferred tax liabilities	7,646	7,744
Deferred employee benefits	5,830	5,832
Other long-term obligations	2,701	2,857
Total Liabilities	62,188	63,442

Shareholders’ Equity
Common shares	14	14
Treasury stock	(89)	(90)
Additional paid-in capital	25,554	25,495
Retained earnings	13,384	10,834
Legal reserves	302	491

Total Shareholders’ Equity	39,165	36,744
Minority Interest	7,770	7,465
Total Equity	46,935	44,209
Total Liabilities and Shareholders’ Equity	$ 109,123	$ 107,651

ARCELOR MITTAL CONSOLIDATED STATEMENTS OF INCOME – PRO FORMA

In millions of US dollars, except shares, per share and shipment data	Three Months Ended	Three Months Ended	Nine Months Ended
	September 30, 2006 [1,2]	June 30, 2006 [1,2]	September 30, 2006 [1,2]
	(Unaudited)	(Unaudited)	(Unaudited)
PRO FORMA STATEMENTS OF INCOME DATA
Sales	$22,069	$22,430	$65,373
Depreciation	(910)	(867)	(2,573)
Operating Income	3,444	2,633	8,581
Operating Margin %	15.6%	11.7%	13.1%

Other income (expense) - net	2	(6)	4

Income from equity method investments	177	119	406
Financing costs (net)	(352)	(299)	(1,332)
Income before taxes and minority interest	3,271	2,447	7,659
Income tax expense	669	310	1,012
Income before minority interest	2,602	2,137	6,647
Minority Interest	(420)	(320)	(1,045)
Net income	$2,182	$1,817	$5,602
Basic earnings per common share[3]	$1.58	$1.31	$4.05
Diluted earnings per common share[3]	$1.57	$1.31	$4.04
Weighted average common shares outstanding (in millions)[3]	1,385	1,384	1,384
Diluted weighted average common shares outstanding (in millions)[3]	1,386	1,385	1,385

EBITDA	$4,354	$3,500	$11,154
EBITDA Margin %	19.7%	15.6%	17.1%

OTHER INFORMATION
Total shipments of steel products[4] (thousands of metric tonnes)	26,862	29,075	83,797
1.

The information provided assumes that the acquisition of Arcelor occurred at the beginning of the period presented. Arcelor is included on a pro forma basis assuming the acquisition of Dofasco and Sonasid occurred at the beginning of the period presented.

2.	The information provided includes preliminary purchase price adjustments except for the adjustment for inventory
3.	The information provided assumes that shares issued in connection with the acquisition of Arcelor were issued at the beginning of the period presented.
4.	Some intercompany shipments are not eliminated

ARCELOR MITTAL CONSOLIDATED STATEMENTS OF CASH FLOWS – PRO FORMA

In millions of US dollars	Three Months Ended	Three Months Ended	Nine Months Ended
	September 30, 2006 [1,2] (Unaudited)	June 30, 2006 [1,2] (Unaudited)	September 30, 2006 [1,2] (Unaudited)
Operating activities:
Net income	$ 2,182	$ 1,817	$ 5,602
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	910	867	2,573
Net accretion of purchased intangibles	(112)	(101)	(301)
Net foreign exchange loss (gain)	7	88	82
Deferred income tax	247	(173)	(202)
Income and distribution from equity method investment	(173)	(84)	(330)
Loss (gain) on sale of property plant & equipment	14	5	(60)
Other non cash operating activities (net)	8	(276)	10
Minority interest	420	320	1,045
Changes in operating assets and liabilities, net of effects from acquisitions	(1,778)	415	(2,506)
Net cash provided by operating activities	1,725	2,878	5,913
Investing activities:
Purchase of property, plant and equipment	(1,046)	(1,022)	(3,005)
Proceeds from sale of assets and investments including affiliates and joint ventures	52	41	206

Investments in affiliates and joint ventures (net)	20	79	23

Other investing activities (net)	173	(81)	(323)
Net cash used in investing activities	(801)	(983)	(3,099)
Financing activities:
Proceeds (payments) from payable to banks and long term debt	(1,188)	1,637	1,574
Dividends paid	(355)	(1,729)	(2,269)
Other financing activities (net)	13	(54)	(45)
Net cash used in financing activities	(1,530)	(146)	(740)
Effect of exchange rate changes on cash	(93)	(112)	54
Net increase (decrease) in cash and cash equivalents	$(699)	$1,637	$2,128
1.

The information provided assumes that the acquisition of Arcelor occurred at the beginning of the period presented. Arcelor is included on a pro forma basis assuming the acquisition of Dofasco and Sonasid occurred at the beginning of the period presented.

2.	The information provided includes preliminary purchase price adjustments except for the adjustment for inventory

Appendix 1 A - Quarter 1 2006

Pro forma key financial and

operational information

Amounts in millions of US dollars unless otherwise stated	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Stainless Steel	AM3S

Financial Information

Sales	$5,474	$6,584	$4,088	$2,834	$1,690	$2,675

Depreciation	223	186	143	132	44	19

Operating income	540	736	640	365	92	74

Operating margin (as percentage of sales)	9.9%	11.2%	15.7%	12.9%	5.4%	2.8%

EBITDA	763	922	783	497	136	93

EBITDA margin ( as percentage of sales)	13.9%	14.0%	19.2%	17.5%	8.0%	3.5%

Capital expenditure	382	179	120	72	68	27

Operational Information

Crude Steel Production (‘000 MT)	8,455	9,256	6,095	4,792	713	-

Steel Shipments (‘000 MT)	7,867	8,538	6,309	4,543	603	3,628
•	EBITDA is operating income plus depreciation
•	Crude steel production is a combination of crude steel at the former Arcelor units and liquid steel at former Mittal Steel units
•	Inter segment sales have not been eliminated
•	Some intercompany shipments are not eliminated

Appendix 1 B - Quarter 2 2006

Pro forma key financial and

operational information

Amounts in millions of US dollars unless otherwise stated	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Stainless Steel	AM3S

Financial Information

Sales	$5,617	$6,892	$4,410	$3,555	$1,740	$3,008

Depreciation	259	246	148	98	47	26

Operating income	526	659	695	582	112	113

Operating margin (as percentage of sales)	9.4%	9.6%	15.8%	16.4%	6.4%	3.8%

EBITDA	785	905	843	680	159	139

EBITDA margin ( as percentage of sales)	14.0%	13.1%	19.1%	19.1%	9.1%	4.6%

Capital expenditure	404	204	131	106	38	23

Operational Information

Crude Steel Production (‘000 MT)	8,425	9,940	6,414	5,494	693	-

Steel Shipments (‘000 MT)	8,017	8,495	6,485	5,479	599	3,781
•	EBITDA is operating income plus depreciation
•	Crude steel production is a combination of crude steel at the former Arcelor units and liquid steel at former Mittal Steel units
•	Inter segment sales have not been eliminated
•	Some intercompany shipments are not eliminated

Appendix1 C - Quarter 3 2006

Pro forma key financial and

operational information

Amounts in millions of US dollars unless otherwise stated	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Stainless Steel	AM3S

Financial Information
Sales	$5,416	$6,496	$4,244	$3,804	$1,655	$2,921

Depreciation	263	275	137	99	63	25

Operating income	774	672	776	845	183	151

Operating margin (as percentage of sales)	14.3%	10.3%	18.3%	22.2%	11.1%	5.2%

EBITDA	1,037	947	913	944	246	176

EBITDA margin ( as percentage of sales)	19.1%	14.6%	21.5%	24.8%	14.9%	6.0%

Capital expenditure	284	326	248	96	29	36

Operational Information

Crude Steel Production (‘000 MT)	8,422	9,517	5,925	5,343	615	-

Steel Shipments (‘000 MT)	7,354	7,680	5,954	5,392	481	3,197
•	EBITDA is operating income plus depreciation
•	Crude steel production is a combination of crude steel at the former Arcelor units and liquid steel at former Mittal Steel units
•	Inter segment sales have not been eliminated
•	Some intercompany shipments are not eliminated

Appendix 1 D – 9M06

Pro forma key financial and

operational information

Amounts in millions of US dollars unless otherwise stated	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Stainless Steel	AM3S

Financial Information
Sales	$16,507	$19,972	$12,742	$10,193	$5,085	$8,604

Depreciation	745	707	428	329	154	70

Operating income	1,840	2,067	2,111	1,792	387	338
Operating margin (as percentage of sales)	11.1%	10.3%	16.6%	17.6%	7.6%	3.9%

EBITDA	2,585	2,774	2,539	2,121	541	408
EBITDA margin ( as percentage of sales)	15.7%	13.9%	19.9%	20.8%	10.6%	4.7%

Capital expenditure	1,070	709	499	274	135	86

Operational Information
Crude Steel Production (‘000 MT)	25,302	28,713	18,434	15,629	2,021	-
Steel Shipments (‘000 MT)	23,238	24,713	18,748	15,414	1,683	10,606

•	EBITDA is operating income plus depreciation
•	Crude steel production is a combination of crude steel at the former Arcelor units and liquid steel at former Mittal Steel units
•	Inter segment sales have not been eliminated
•	Some intercompany shipments are not eliminated

MITTAL STEEL COMPANY N.V. REPORTS

THIRD QUARTER 2006 RESULTS – (ACTUAL)

Mittal Steel Company N.V. (or “Mittal Steel”, “the Company”) (New York: MT; Amsterdam: MT; Madrid: MTS; Paris: MTP; Brussels: MTBL; Luxembourg: MT), the world’s largest and most global steel company, today announced results for the three and nine months ended September 30, 2006. Net income for the three months ended September 30, 2006, was $1.8 billion or $1.58 per share, as compared with net income of $0.9 billion or $1.27 per share for the three months ended June 30, 2006, and $0.4 billion or $0.63 per share for the three months ended September 30, 2005.

Consolidated sales and operating income for the three months ended September 30, 2006, were $18.0 billion and $2.6 billion, respectively, as compared with $9.2 billion and $1.4 billion, respectively, for the three months ended June 30, 2006, and as compared with $7.1 billion and $0.6 billion, respectively, for the three months ended September 30, 2005.

Total steel shipments for the three months ended September 30, 2006, were 22.9 million metric tonnes as compared with 15.2 million metric tonnes for the three months ended June 30, 2006, and 11.8 million metric tonnes for the three months ended September 30, 2005.

Q3 Highlights (on the basis of IFRS, amounts US$ and Euros1):

(US dollars in millions except per share and shipment data)

	US Dollars
	Q3 2006	Q2 2006	Q3 2005	9M 2006	9M 2005
Steel Shipments (Million MT)[2]	22.9	15.2	11.8	52.3	32.2
Sales	18,007	9,230	7,050	35,667	21,078
EBITDA[3]	3,290	1,701	902	6,300	4,349
Operating income	2,558	1,359	616	4,869	3,578
Net income	1,802	897	443	3,309	2,710
Basic Earnings Per Share ($)	1.58	1.27	0.63	3.88	3.98
(Euros in millions except per share and shipment data)
	Euros[1]
	Q3 2006	Q2 2006	Q3 2005	9M 2006	9M 2005
Steel Shipments (Million MT)[2]	22.9	15.2	11.8	52.3	32.2
Sales	14,125	7,340	5,779	28,653	16,699
EBITDA[3]	2,581	1,353	739	5,061	3,446
Operating income	2,007	1,081	505	3,911	2,835
Net income	1,414	713	363	2,658	2,147
Basic Earnings Per Share (€)	1.24	1.01	0.52	3.12	3.15
1)

US Dollars have been translated into Euros for convenience using an average exchange rate of (USD/Euro) of 1.2748, 1.2575, 1.2199, 1.2448 and 1.2622 for Q3 2006, Q2 2006, Q3 2005, 9M 2006 and 9M 2005, respectively.

2)	Some intercompany shipments are not eliminated
3)	EBITDA is operating income plus depreciation

Inter-company transactions have been eliminated in financial consolidation. The financial information in this press release and Appendix 3 has been prepared based on International Financial Reporting Standards as endorsed by the European Union (“IFRS”). While the financial figures included in this announcement have been computed in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as that term is defined in IAS 34, Interim Financial Reporting. Appendix 2 includes reconciliation of certain items from IFRS to the accounting principles generally accepted in the United States of America (“US GAAP”).

Analysis of operations

The following analysis of operations includes the results of Mittal Steel USA ISG Inc. (“ISG”), formerly International Steel Group, from April 15, 2005, and the results of certain former Stelco subsidiaries (namely Norambar Inc. and Stelfil Ltée plants located in Quebec and the Stelwire Ltd. plant in Ontario), from February 1, 2006 and the results of Arcelor as from August 1, 2006. As a result, prior period results are not entirely comparable.

Steel shipments in the three months ended September 30, 2006, were higher by 51% as compared with the three months ended June 30, 2006, primarily due to the inclusion of Arcelor. Steel shipments for the three months ended September 30, 2006, were 95% higher as compared with the three months ended September 30, 2005, due primarily to the inclusion of Arcelor and Mittal Steel Kryviy Rih.

Operating income for the three months ended September 30, 2006, was $2.6 billion as compared with $1.4 billion for the three months ended June 30, 2006. Operating income for the three months ended September 30, 2005, was $0.6 billion.

Other income (expense)-net for the three months ended September 30, 2006, was $2 million as compared with other expense-net $6 million for the three months ended June 30, 2006. Other income (expense)-net for the three months ended September 30, 2005, was $120 million.

Income from equity method investments for the three months ended September 30, 2006, was $100 million as compared with $13 million for the three months ended June 30, 2006. Income from equity method investments was $30 million for the three months ended September 30, 2005.

Net financing cost for the three months ended September 30, 2006, increased to $280 million as compared with $20 million for the three months ended June 30, 2006. Net financing cost for the three months ended September 30, 2005, was $151 million.

Income tax expense for the three months ended September 30, 2006, amounted to $276 million as compared with $339 million for the three months ended June 30, 2006. The effective tax rate for the three months ended September 30, 2006, was 12% as compared with 25% for the three months ended June 30, 2006. Income tax expense for the three months ended September 30, 2005, amounted to $82 million with an effective tax rate of 13%.

Net income for the three months ended September 30, 2006, increased to $1.8 billion as compared with the three months ended June 30, 2006, of $0.9 billion. Net income for the three months ended September 30, 2006, was higher as compared with $0.4 billion for the three months ended September 30, 2005, owing to the reasons discussed above.

Arcelor Mittal has determined to report its operations in six operating segments, primarily consistent with the way the business is managed by the General Management Board (“GMB”). These segments include Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia Africa and CIS (AACIS), Stainless Steel, AM3S (trading and distribution). These segments will be the basis for all of the analysis the Company will present in the future.

Flat Carbon Americas

Total steel shipments in the Flat Carbon Americas segment were 6.7 million metric tonnes in the three months ended September 30, 2006, as compared with 5.3 million metric tonnes for the three months ended June 30, 2006. Excluding the impact of Arcelor, total steel shipments in the Flat Carbon Americas segment were 5.0 million metric tonnes in the three months ended September 30, 2006, as compared with 5.3 million metric tonnes for the three months ended June 30, 2006. Total steel shipments were higher in the three months ended September 30, 2006 at 6.7 million metric tonnes, as compared with 4.7 million metric tonnes for the three months ended September 30, 2005, primarily due to the inclusion of Arcelor. Excluding the impact of Arcelor, total steel shipments in the three months ended September 30, 2006 were higher at 5.0 million metric tones, as compared with 4.7 million metric tonnes for the three months ended September 30, 2005.

Sales were higher at $5.0 billion for the three months ended September 30, 2006, as compared with $3.6 billion for the three months ended June 30, 2006, primarily due to the inclusion of Arcelor. Excluding the impact of Arcelor, sales were marginally higher in the three months ended September 30, 2006 at $3.7 billion, as compared with $3.6 billion for the three months ended June 30, 2006. Sales were higher at $5.0 billion for the three months ended September 30, 2006, as compared with $3.1 billion for the three months September 30, 2005. Excluding the impact of Arcelor, sales were higher at $3.7 billion in the three months ended September 30, 2006, as compared with $3.1 billion for the three months ended September 30, 2005.

Operating income of $0.7 billion for the three months ended September 30, 2006, was higher as compared with $0.4 billion for the three months ended June 30, 2006, primarily due to the inclusion of Arcelor. Excluding Arcelor, operating income was higher in the three months ended September 30, 2006 at $0.5 billion, as compared with $0.4 billion for the three months ended June 30, 2006. Operating income was higher at $0.7 billion for the three months ended September 30, 2006, as compared with $0.2 billion for the three months September 30, 2005. Excluding the impact of Arcelor, operating income was higher at $0.5 billion in the three months ended September 30, 2006, as compared with $0.2 billion for the three months ended September 30, 2005.

Flat Carbon Europe

Total steel shipments in the Flat Carbon Europe segment were 5.7 million metric tonnes in the three months ended September 30, 2006, as compared with 1.7 million metric tonnes for the three months ended June 30, 2006. Excluding the impact of Arcelor, total steel shipments in the Flat Carbon Europe segment were 1.6 million metric tonnes in the three months ended September 30, 2006, as compared with 1.7 million metric tonnes for the three months ended June 30, 2006. Total steel shipments were higher in the three months ended September 30, 2006, as compared with 1.5 million metric tonnes for the three months ended September 30, 2005, primarily due to the inclusion of Arcelor. Excluding the impact of Arcelor, total steel shipments were higher in the three months ended September 30, 2006 at 1.6 million metric tonnes, as compared with 1.5 million metric tonnes for the three months ended September 30, 2005.

Sales were higher at $4.9 billion for the three months ended September 30, 2006, as compared with $1.0 billion for the three months ended June 30, 2006, primarily due to the inclusion of Arcelor. Excluding Arcelor, sales were higher in the three months ended September 30, 2006 at $1.2 billion, as compared with $1.0 billion for the three months ended June 30, 2006. Sales were higher at $4.9 billion for the three months ended September 30, 2006, as compared with $0.8 billion for the three months September 30, 2005. Excluding the impact of Arcelor, sales were higher at $1.2 billion in the three months ended September 30, 2006, as compared with $0.8 billion for the three months ended September 30, 2005.

Operating income was $0.5 billion for the three months ended September 30, 2006, as compared with $0.1 billion for the three months ended June 30, 2006, primarily due to the inclusion of Arcelor. Excluding Arcelor, operating income was higher at $0.2 billion for the three months ended September 30, 2006, with $0.1 billion for the three months ended June 30, 2006. Operating income was higher at $0.5 billion for the three months ended September 30, 2006, as compared with $0.1 billion for the three months September 30, 2005. Excluding the impact of Arcelor, operating income was higher at $0.2 billion in the three months ended September 30, 2006, as compared with $0.1 billion for the three months ended September 30, 2005.

Long Carbon Americas and Europe

Total steel shipments in the Long Carbon Americas and Europe segment were 5.0 million metric tonnes in the three months ended September 30, 2006, as compared with 3.0 million metric tonnes for the three months ended June 30, 2006. Excluding the impact of Arcelor, total steel shipments in the Long Carbon Americas and Europe segment were 2.9 million metric tonnes in the three months ended September 30, 2006, as compared with 3.0 million metric tonnes for the three months ended June 30, 2006. Total steel shipments were higher in the three months ended September 30, 2006, as compared with 2.4 million metric tonnes for the three months ended September 30, 2005, primarily due to the inclusion of Arcelor. Excluding the impact of Arcelor, total steel shipments at 2.9 million metric tones were higher in the three months ended September 30, 2006, as compared with 2.4 million metric tonnes for the three months ended September 30, 2005.

Sales were higher at $3.5 billion for the three months ended September 30, 2006, as compared with $2.0 billion for the three months ended June 30, 2006, primarily due to the inclusion of Arcelor. Excluding Arcelor, sales were flat at $2.0 billion in the three months ended September 30, 2006, as compared with the three months ended June 30, 2006. Sales were higher at $3.5 billion for the three months ended September 30, 2006, as compared with $1.5 billion for the three months September 30, 2005. Excluding the impact of Arcelor, sales were higher at $2.0 billion in the three months ended September 30, 2006, as compared with $1.5 billion for the three months ended September 30, 2005.

Operating income was higher at $0.6 billion for the three months ended September 30, 2006, as compared with $0.3 billion for the three months ended June 30, 2006, primarily due to the inclusion of Arcelor. Excluding Arcelor operating income was higher in the three months ended September 30, 2006 at $0.4 billion, as compared with $0.3 billion for the three months ended June 30, 2006. Operating income was higher at $0.6 billion for the three months ended September 30, 2006, as compared with operating loss of $0.1 billion for the three months September 30, 2005. Excluding the impact of Arcelor, operating income was higher at $0.4 billion in the three months ended September 30, 2006, as compared with operating loss of $0.1 billion for the three months ended September 30, 2005.

Asia Africa and CIS

Total steel shipments in the AACIS segment were 5.3 million metric tonnes in the three months ended September 30, 2006, as compared with 5.2 million metric tonnes for the three months ended June 30, 2006. Total steel shipments were higher in the three months ended September 30, 2006, as compared with 3.3 million metric tonnes for the three months ended September 30, 2005, primarily due to the inclusion of Mittal Steel Kryviy Rih. Excluding the impact of Mittal Steel Kryviy Rih, total steel shipments were flat at 3.2 million metric tonnes in the three months ended September 30, 2006, as compared with the three months ended September 30, 2005.

Sales were higher at $3.7 billion for the three months ended September 30, 2006, as compared with $3.4 billion for the three months ended June 30, 2006. Sales were higher at $3.7 billion for the three months ended September 30, 2006, as compared with $2.1 billion for the three months September 30, 2005, primarily due to the inclusion of Mittal Steel Kryviy Rih. Excluding the impact of Mittal Steel Kryviy Rih, sales were higher at $2.8 billion in the three months ended September 30, 2006, as compared with $2.1 billion for the three months ended September 30, 2005.

Operating income was higher at $0.9 billion for the three months ended September 30, 2006, as compared with $0.6 billion for the three months ended June 30, 2006. Operating income was higher at $0.9 billion for the three months ended September 30, 2006, as compared with operating income of $0.5 billion for the three months September 30, 2005, primarily due to the inclusion of Mittal Steel Kryviy Rih. Excluding the impact of Mittal Steel Kryviy Rih, operating income was higher at $0.6 billion in the three months ended September 30, 2006, as compared with $0.5 billion for the three months ended September 30, 2005.

Stainless Steel

The results of Stainless steel segment correspond solely to the operations of Arcelor S.A., whose results are included as from August 1, 2006.

Total steel shipments in the Stainless Steel segment were 0.3 million metric tonnes in the three months ended September 30, 2006.

Sales in the Stainless Steel segment were $1.1 billion in the three months ended September 30, 2006.

Operating income was $0.1 billion for the three months ended September 30, 2006.

AM3S

The results of AM3S segment correspond solely to the operations of Arcelor, whose results are included as from August 1, 2006.

Total steel shipments in the AM3S segment were 2.0 million metric tonnes in the three months ended September 30, 2006.

Sales in the AM3S segment were $1.9 billion in the three months ended September 30, 2006.

Operating income was $0.1 billion for the three months ended September 30, 2006.

Liquidity and Capital resources

As of September 30, 2006, the Company’s cash and cash equivalents including restricted cash and short-term investments were $5.9 billion ($3.2 billion at June 30, 2006). In addition, the Company, including its operating subsidiaries, had an available borrowing capacity of $5.9 billion at September 30, 2006, as compared with $2.2 billion at June 30, 2006.

For the three months ended September 30, 2006, net cash provided by operating activities was $0.7 billion, as compared with $1.7 billion for the three months ended June 30, 2006.

As of September 30, 2006, the Company’s net debt (which includes long-term debt plus short-term debt less cash and cash equivalents, short term investments and restricted cash) increased to $22.7 billion as compared to $5.1 billion at June 30, 2006.

Capital expenditure during the three months ended September 30, 2006, was $691 million as compared with $348 million for the three months ended June 30, 2006.

Depreciation during the three months ended September 30, 2006, was $732 million as compared with $342 million for the three months ended June 30, 2006.

The Board of Directors has approved a new dividend and cash distribution policy which will be proposed to the shareholders’ vote, at the next general meeting. The new policy provides a mechanism which will allow Arcelor Mittal to honour its commitment of returning 30% of net income to shareholders every year through an annual base dividend, supplemented by additional share buy-backs. This new distribution policy is expected to be implemented as of January 1, 2007.

As previously announced, Mittal Steel will pay a US$ 0.125 per share quarterly dividend on December 15, 2006. During the three months ended September 30, 2006, Mittal Steel paid interim dividends of $209 million (including $41 million to minority shareholders) as compared to $105 million for the three months ended June 30, 2006.

Following the announcement of the final results of the offer for Arcelor, on July 26, 2006 Standard & Poor’s lowered its long-term corporate credit rating on the Company from “BBB+” to “BBB” and removed the rating from CreditWatch with negative implications. On July 31, 2006, Moody’s confirmed the Baa3 ratings of the Company. On September 26, 2006, Fitch Ratings affirmed the Company’s Issuer Default and senior unsecured ratings at “BBB” and Short-term rating at “F2” and removed the ratings from Rating Watch Negative.

On July 31, 2006 and September 1, 2006, the Company drew under both the €5 billion credit facility and €2.8 billion bridge facility to finance the cash portion of first and second round of the offer for Arcelor.

On September 7, 2006 and September 11, 2006, the Company signed revolving credit facility agreements totaling €1 billion. The purpose of these facilities is to finance the acquisition of further Arcelor shares.

Recent Developments

•

On November 6, 2006, the Company announces the re-organization of the Company’s senior management structure. The Board of Directors has unanimously appointed Mr. Lakshmi N. Mittal as the new Chief Executive Officer with immediate effect. Mr. Mittal will continue in his role as President of the Board of Directors. Mr. Roland Junck has stepped down as Chief Executive, but will remain a member of the Group Management Board with his existing portfolio and additional responsibility as advisor to the Chief Executive. The GMB will now comprise Mr. Lakshmi N. Mittal, Aditya Mittal, Roland Junck, Michel Wurth, Gonzalo Urquijo and Malay Mukherjee. Mr. Davinder Chugh will retain his operational functions, reporting directly to the Chief Executive Officer.

•	On October 31, 2006, the Company announced that it plans to temporarily reduce output from its European Flat Carbon Steel mills in response to short term developments in the steel market.

•

On October 30, 2006, Mittal Steel announced, as per the Memorandum of Understanding, that the Extraordinary General Meeting of Shareholders had approved the new Board of Directors for Mittal Steel Company N.V. See press release at www.mittalsteel.com for further details.

•

On October 27, 2006, the Company announced that Noble International, Ltd. (“Noble”) and Arcelor S.A. signed a binding Letter of Intent for the combination of Arcelor’s laser-welded tailored blank business (“TBA”) with Noble. Upon completion of the transaction, Arcelor Mittal will receive approximately US$ 300 million in a combination of cash and 9,375,000 shares of Noble common stock, and will become Noble’s largest stockholder, owning approximately 40% of the issued and outstanding common shares

•

On October 25, 2006, the Company announced that, pursuant to the decision of the Comissão De Valores Mobiliários (the “CVM”), the Brazilian securities regulator, of September 25, 2006, the Company will file with the CVM a request for registration with respect to a public offer for all of the remaining outstanding shares in Arcelor Brasil S.A. (“Arcelor Brasil”) that are not yet owned by Arcelor or any other affiliate of Arcelor Mittal. In its decision, the CVM determined that, following the completion of Mittal Steel’s offer for Arcelor, Arcelor Mittal was required to carry out a public offer to acquire Arcelor Brasil shares in order to ensure that the shareholders of Arcelor Brasil have the option to sell their shares for the same value indirectly paid for the Arcelor Brasil shares held by Arcelor.

Under the terms of the offer as filed with the CVM, the maximum amount of cash to be paid by the Company would be approximately € 2.6 billion (assuming 100% acceptance of the all-cash option by tendering Arcelor Brasil shareholders) and the maximum number of Company shares to be issued would be approximately 52.8 million, representing 3.7% of the share capital of the Company on a fully diluted basis (assuming 100% acceptance of the mixed cash and share option by tendering Arcelor Brasil shareholders).

•

On October 5, 2006, Mittal Steel USA announced that it would idle two of its blast furnaces indefinitely to bring production capabilities in line with reduced levels of demand for light flat-rolled products.

•	On September 27, 2006, the Company announced its proposed new dividend policy and reaffirmed its combined 2008 value plan and 2006 guidance.

•	On September 20, 2006, the Company announced that a methane gas explosion occurred in its Lenina mine in Kazakhstan.

•

On August 31, 2006, Euronext’s Expert Commission, Indices Committee, announced the inclusion of the Company in the CAC 40 index, the SBF 120 index and the SBF 250 index. These inclusions took effect from Monday September 18, 2006.

•

On August 14, 2006, the Company announced changes at senior leadership positions within Mittal Steel USA that are designed to improve operational performance at the US operations and strategically align the company’s flat products division in the Americas with long-term goals for the combined company.

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION

MITTAL STEEL COMPANY N.V. CONSOLIDATED BALANCE SHEETS – ACTUAL BASIS

Balance sheets	As of
In millions of US dollars	September 30, 2006 Unaudited	June 30, 2006 Unaudited	December 31, 2005 Audited
ASSETS
Current Assets
Cash and cash equivalents	$5,732	$2,121	$2,035
Restricted cash	131	1,054	100
Short-term investments	14	14	14
Trade accounts receivable – net	9,545	2,895	2,287
Inventories	18,543	5,849	5,994
Prepaid expenses and other current assets	3,699	1,010	1,040
Total Current Assets	37,664	12,943	11,470

Goodwill and intangible assets	10,574	1,751	1,706
Property, plant and equipment –net	52,849	18,888	18,651
Investments in affiliates and joint ventures	3,464	1,170	927

Deferred tax assets	2,339	479	314
Other assets	2,233	276	691
Total Assets	$109,123	$35,507	$33,759

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Payable to banks and current portion of long-term debt	$2,965	$169	$334
Trade accounts payable	9,926	2,617	2,504
Accrued expenses and other current liabilities	7,471	2,956	2,661
Total Current Liabilities	20,362	5,742	5,499

Long-term debt, net of current portion	25,649	8,089	7,974
Deferred tax liabilities	7,646	2,305	2,253
Deferred employee benefits	5,830	1,195	1,054
Other long-term obligations	2,701	1,335	1,395
Total Liabilities	62,188	18,666	18,175

Shareholders’ Equity
Common shares	14	60	60
Treasury stock	(89)	(90)	(111)
Additional paid-in capital	25,554	2,262	2,239
Retained earnings	13,384	11,735	10,407
Legal Reserves	302	579	828
Total Shareholders’ Equity	39,165	14,546	13,423
Minority Interest	7,770	2,295	2,161
Total Equity	46,935	16,841	15,584
Total Liabilities and Shareholders’ Equity	$109,123	$35,507	$33,759

MITTAL STEEL COMPANY N.V. CONSOLIDATED STATEMENTS OF INCOME DATA & OTHER INFORMATION – ACTUAL BASIS

	Three Months Ended			Nine Months Ended
In millions of US dollars, except shares, per share and shipment data	September 30, 2006[1]	June 30, 2006	September 30, 2005	September 30, 2006[1]	September 30, 2005 [2]
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

STATEMENTS OF INCOME DATA
Sales	$ 18,007	$ 9,230	$ 7,050	$ 35,667	$ 21,078
Depreciation	732	342	286	1,431	771
Operating income	2,558	1,359	616	4,869	3,578
Operating margin	14.2%	14.7%	8.7%	13.7%	17.0%
Other income (expense) – net	2	(6)	120	3	307
Income from equity method investments	100	13	30	138	77

Financing costs (net)	(280)	(20)	(151)	(475)	(222)
Income before taxes and minority interest	2,380	1,346	615	4,535	3,740

Income tax expense	276	339	82	732	616
Income before minority interest	2,104	1,007	533	3,803	3,124
Minority interest	(302)	(110)	(90)	(494)	(414)
Net income	$1,802	$897	$443	$3,309	$2,710
Basic earnings per common share	$1.58	$1.27	$0.63	$3.88	$3.98
Diluted earnings per common share	$1.58	$1.27	$0.63	$3.88	$3.98
Weighted average common shares outstanding (in millions)	1,143	705	704	853	681

Diluted weighted average common shares outstanding (in millions)	1,144	706	704	854	681

OTHER INFORMATION
Total shipments of steel products[3] (thousands of metric tonnes)	22,913	15,207	11,722	52,269	32,238

1.	The information provided includes preliminary purchase price adjustments.
2.	The information for 2005 includes Mittal Steel USA ISG Inc. from April 15, 2005.
3.	Some intercompany shipments are not eliminated

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION

MITTAL STEEL COMPANY N.V. CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of US dollars	Three Months Ended			Nine Months Ended
	September 30, 2006 [1]	June 30, 2006	September 30, 2005	September 30, 2005 [2]	September 30, 2006 [1]
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating activities:
Net income	$ 1,802	$ 897	$ 443	$ 2,710	$ 3,309
Adjustments to reconcile net income to net cash provided by operations:

Depreciation	732	342	286	771	1,431
Net accretion of purchased intangibles	(112)	(101)	(51)	(93)	(302)
Net foreign exchange loss (gain)	38	32	(8)	(20)	67
Deferred income tax	35	108	32	94	85
Income and distribution from equity method investment	82	(18)	(26)	(50)	52
Loss (gain) on sale of property plant & equipment	14	14	1	(14)	30
Other non cash operating activities (net)	11	(1)	87	(66)	(37)
Minority interest	302	110	90	414	494
Changes in operating assets and liabilities, net of effects from acquisitions:	(2,156)	336	119	(825)	(2,274)
Net cash provided by operating activities	748	1,719	973	2,921	2,855
Investing activities:
Purchase of property, plant and equipment	(691)	(348)	(305)	(765)	(1,302)
Proceeds from sale of assets and investments including affiliates and joint ventures	77	15	(322)	44	96
Acquisition of net assets of subsidiaries, net of cash acquired	(5,642)	(2)	(23)	(1,329)	(5,676)
Investments in affiliates and joint ventures - net	20	3	-	(315)	24
Restricted cash	921	(969)	475	(67)	(33)
Other investing activities (net)	(17)	11	(4)	(5)	(9)
Net cash used in investing activities	(5,332)	(1,290)	(179)	(2,437)	(6,900)
Financing activities:
Proceeds (payments) from payable to banks and long term debt	8,598	(171)	(919)	975	8,434
Dividends paid (includes $41 of dividend paid to minority shareholders during the third quarter 2006)	(209)	(105)	(148)	(1,949)	(450)

Other financing activities (net)	3	3	2	(10)	5
Net cash provided by (used in) financing activities	8,392	(273)	(1,065)	(984)	7,989
Net increase (decrease) in cash and cash equivalents	3,808	156	(271)	(500)	3,944
Effect of exchange rate changes on cash	(197)	(86)	56	(161)	(247)
Cash and cash equivalents:
At the beginning of the period	2,121	2,051	2,049	2,495	2,035
At the end of the period	$5,732	$2,121	$1,834	$1,834	$5,732
1.	The information provided includes preliminary purchase price adjustments.
2.	The information for 2005 includes Mittal Steel USA ISG Inc. from April 15, 2005.

Mittal Steel Company N.V.

Appendix 2 – Quarter 3 2006

Unaudited Reconciliation of IFRS financials to US

GAAP

IFRS to US GAAP reconciliation

The Company considers IFRS as its primary GAAP. To provide an understanding of the differences between IFRS and US GAAP, the effect on consolidated shareholders’ equity and net income are described in the following table and notes:

	Sept 30,2006 Unaudited	Sept 30,2005 Unaudited

Shareholders’ equity in accordance with IFRS	$39,165	$13,073
Minority interest as reported in accordance with IFRS	7,770	1,877

Total equity as reported in accordance with IFRS	46,935	14,950

Adjustments recorded to comply with US GAAP
Employee benefits (see note 1)	(1,329)	(879)
Business combinations (see note 2)	(5,881)*	(3,444)
Other (see note 3)	11	49
Tax effect on the above (see note 4)	1,390	924

Total decrease	(5,809)	(3,350)

Shareholders’ equity in accordance with US GAAP before minority interest	41,126	11,600
Minority interest as reported in accordance with US GAAP	(7,025)	(1,760)

Total equity as reported in accordance with US GAAP	$34,101	$9,840

* Adjustment for business combination includes the adjustment for difference in the consideration paid for Arcelor of $2,068 million and adjustment for minority interest of $468 million.

	Nine months ended September 30, 2006 Unaudited	Nine months ended September 30, 2005 Unaudited

Net income as reported in accordance with IFRS	$3,309	$2,710
Adjustments recorded to comply with US GAAP

Employee benefits (see note 1)	31	31
Business combinations (see note 2)	217	71**
Other (see note 3)	6	13

Tax effect on the above (see note 4)	(49)	(110)

Total increase	205	5

Net income as reported in accordance with US GAAP	$3,514	$2,715

** Adjustment for business combination for nine months ended September 30, 2005 includes an adjustment for negative goodwill of $130 million

Notes to the reconciliation from IFRS to US GAAP

1)	Employee benefits

US GAAP requires past service cost to be amortized over the remaining working lives for both vested and unvested rights, whereas under IFRS only unvested rights remain unrecognized. US GAAP requires the recognition of a minimum pension liability if certain conditions have been met. IFRS does not require such a minimum pension liability.

2)	Business combinations

Under US GAAP, negative goodwill is deducted, on a pro-rata basis, from the value of the non-current assets acquired, primarily property, plant and equipment. Under IFRS negative goodwill is directly recognized in the income statement. Because the carrying amount of non current assets is higher under IFRS, the depreciation in the income statement increases proportionally.

Under IFRS, the requirements for including a restructuring provision in the liabilities assumed in a business combination are more stringent than under US GAAP. In 2006 additional purchase accounting liabilities were recorded, which do not qualify for IFRS. Also additional values were assigned to assets acquired and liabilities assumed, which were equal for IFRS and US GAAP. As the adjustment to assets acquired exceeded the adjustment to liabilities assumed, additional negative goodwill income was recognized to an amount of $51 million (net of tax). The difference is included in opening equity in accordance with IFRS 3. As a consequence, expenses recorded against the provision under US GAAP are expensed under IFRS.

Under IFRS the purchase price is calculated based on the share price at the date of transfer. Under US GAAP the purchase price is calculated based on the average share price around the date that the final transaction is announced.

3)	Other

Other adjustments relate mostly to measurement of inventory. Under IFRS inventory is measured on the basis of First In – First Out (FIFO). Under US GAAP the Company measures certain inventory on the basis of Last In – First Out (LIFO). This measurement is adjusted for IFRS.

4)	Deferred income tax

Under US GAAP, negative goodwill is deducted, on a pro-rata basis, from the value of the non-current assets acquired, primarily property, plant and equipment. A corresponding tax asset for the temporary difference created is recorded, less a valuation allowance, if applicable. Under IFRS, negative goodwill is directly recognized in the income statement with no tax asset recorded.

Mittal Steel Company N.V.

Appendix 3 – Quarter 3 2006

Purchase price accounting adjustments

The Company is in the process of allocating the purchase price for its acquisition of Arcelor. It should be noted that all of the purchase price allocation adjustments made and reflected in the Company’s September 30, 2006 financials are still preliminary and could materially change as a result of the finalization of the purchase price allocation process. It is expected that this allocation will be finalized in Q1 2007.

The Company has recorded the following adjustments:

(Billions of US Dollars)

Total purchase price	$33.4
Net book value of Arcelor as of August 1, 2006	(19.3)
Excess purchase price over net book value	14.1
Preliminary purchase price adjustments
• Property, plant and equipment	(11.5)
• Inventory	(0.7)
• Employee benefits	0.1
• Tax effect on the above (33%)	4.0
• Minority interest	0.7

Goodwill as of September 30, 2006	$6.7

Inventory

Inventory has increased by $715 million as of the acquisition date (August 1, 2006) of which $525 million has been expensed ($310 million net of tax and minority interest) as of September 30, 2006. The pro forma income statement excludes the effects of this adjustment. While the Company has analyzed most of its inventory, additional analysis may result in further adjustments in future periods.

Tangible fixed assets

The Company is being assisted by an independent appraisal firm in valuing the tangible fixed assets acquired and assessing the remaining useful lives of these assets. Based on the work done to date, the Company has increased the tangible fixed assets acquired by $11.5 billion. The Company has also assessed the remaining useful lives of these assets and concluded that the assets acquired have a longer average remaining useful life then previously estimated by Arcelor. The Company therefore estimates, on a preliminary basis, the annual additional depreciation charge at $60 million.

Employee benefits

Preliminary actuarial calculations (present value calculations) of the employee benefit obligations of Arcelor as of the acquisition date have been performed. These calculations indicate that the employee benefit obligations as previously recognized by Arcelor, will be increased by $125 million.